Exhibit 21.1

SUBSIDIARY INFORMATION

Registrant Questar Corporation has the following subsidiaries: Questar Gas Company, Wexpro Company, Wexpro Development Company, Questar Pipeline Company and Questar Fueling Company. Each of these companies is a Utah corporation.

Wexpro Company has one subsidiary: Wexpro II Company, which is a Utah corporation.

Questar Pipeline Company has four subsidiaries: Questar Southern Trails Company, Questar Field Services Company, Questar Overthrust Pipeline Company and Questar InfoComm, Inc.; all four are Utah corporations. Questar Overthrust Pipeline Company does business as Overthrust Pipeline Company.

Questar InfoComm, Inc. has two subsidiaries: Questar Energy Services, Inc. and Questar Project Employee Company. Both subsidiaries are Utah corporations.